UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Entry into Warrant Inducement Agreement

On December 5, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into Warrant Inducement Agreements (the “Warrant Inducement Agreement”) with certain holders (each, a “Holder”) of the Company's existing ordinary share purchase warrants issued in January 2023 (the “Existing Warrants”), covering up to an aggregate of 6,576,278 class A ordinary shares of the Company, no par value (the “Ordinary Shares”), pursuant to which (i) the exercise price of the Existing Warrants will be reduced from $1.4529 per share to $0.32 per share (the “Reduced Exercise Price”) to the extent exercised by each Holder, and (ii) in exchange for each Holder’s cash payment of the Reduced Exercise Price of the Existing Warrants in part or whole, the Company will issue new unregistered ordinary share purchase warrants (the “New Warrants”), to incentivize the Holders to exercise the Existing Warrants in cash. The Holders will have until January 5, 2025 (the “Termination Date”) to exercise such Existing Warrants at the Reduced Exercise Price and receive New Warrants. In the event the Holders exercise all of their Existing Warrants at the Reduced Exercise Price in cash prior to the Termination Date, the Company would receive gross proceeds of approximately $2.1 million, before deducting any placement agent fees and other offering expenses. There is no guarantee the Holders will exercise any or the full amount of the Existing Warrants, and thus the Company may not receive any or a significant lesser amount of proceeds as described above. The issuance of the Existing Warrants and the issuance of the Ordinary Shares upon exercise thereof have been registered on a registration statement previously filed with and declared effective by the Securities and Exchange Commission. The Company also agreed to file a registration statement covering the resale of the Ordinary Shares issued or issuable upon the exercise of the New Warrants (the “Warrant Shares”). The New Warrants and Warrant Shares were offered in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended. As of December 4, 2024, the Company had 8,218,764 Class A ordinary shares issued and outstanding.

The New Warrants will permit the Holders to purchase up to a number of Ordinary Shares equal to 100% of the number of shares issued upon cash exercise of the Existing Warrants, with an exercise price of $0.32 per share, exercisable immediately upon issuance, and expiring on January 5, 2028.

The Company engaged Aegis Capital Corp. (the “Placement Agent”) to act as its exclusive placement agent in connection with the transactions summarized above and has agreed to pay the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds received from the Holders’ exercise of its Existing Warrants. The Company also agreed to reimburse the Placement Agent for its expenses in connection with the exercise of the Existing Warrants and the issuance of the New Warrants of $45,000 for fees and expenses of the Placement Agent’s counsel.

The foregoing descriptions of the Warrant Inducement Agreement and the New Warrants are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Warrant Inducement Agreement and the New Warrants, which are attached hereto as Exhibits 10.1 and 10.2.

This current report on Form 6-K of the Company is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-264579), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On December 5, 2024, the Company issued a press release announcing the transactions stated above. A copy of the aforesaid press release is filed herewith as Exhibit 99.1.

EXHIBIT

Exhibit No.	Description
10.1	Form of Warrant Inducement Agreement
10.2	Form of New Warrant
99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: December 5, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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